Exhibit 99-1
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  [GRAPHIC OMITTED]        KOOR INDUSTRIES EXAMINES THE SALE OF TELRAD NETWORKS
Koor Industries Ltd.


     Tel Aviv, Israel - October 30, 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company announces that it has received a number of inquiries from various entities interested in acquiring its holdings (61%) in its subsidiary, Telrad Networks Ltd.

Koor is examining the approaches and is conducting initial negotiations for a possible sale of its stake in Telrad.

There is no certainty that these negotiations will lead to any definitive agreement.


ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; in defense through Elbit Systems; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                               IR CONTACTS
Avital Lev, CPA, Investor Relations           Ehud Helft/Kenny Green
Koor Industries Ltd.                          GK Investor Relations
Tel:  972 3 607-5111                          Tel:  1 866 704-6710
Fax:  972 3 607-5110                          Fax:  972 3 607-4711
Avital.lev@koor.com                           ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.